Morgan Stanley FX Series Funds
522 Fifth Avenue
New York, NY 10036
March 1, 2010

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley FX Series Funds (File No. 333-140930; 811-22020)
Dear Mr. Greene:
          Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to The FX Alpha Strategy Portfolio and The FX Alpha Plus Strategy Portfolio (each, a “Portfolio”), each a portfolio of Morgan Stanley FX Series Funds (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 5 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 26, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

       Response 2. The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information about the Portfolios’ Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses tables, if appropriate.

Response 3. This line item is not applicable to the Portfolios at this time.

Comment 4.	With respect to the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table for each Portfolio, please add the word “Net” to the sixth line of the table.

Response 4. We respectfully acknowledge the comment, but believe that the line item as currently drafted reflects the disclosure required by Form N-1A.

Comment 5.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table, the Average Annual Total Return table and the Minimum Investment Amounts table for each Portfolio are required or permitted by the Form.

       Response 5. We believe that the footnotes to the referenced tables are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table, the Average Annual Total Return table or the Minimum Investment Amounts table.

Comment 6.	Please follow appropriate instructions to Form N-1A with respect to the language in the footnote that describes the fee waiver and/or expense reimbursement in the Fee Table relating to each Portfolio. Specifically, we note that the fee waiver disclosed must be in place for at least one year.

       Response 6. The Fund believes that reflecting the “Fee Waiver and/or Expense Reimbursement” and “Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the fee tables comply with Instruction 3(e) of Item 3 of Form N-1A because the waiver arrangements will be in place until such time as the Fund’s Board of Trustees deems it advisable to rescind the waivers, which the Fund currently believes is an indefinite period exceeding one year.

Comment 7.	The paragraph entitled “Currency Transactions” in the Principal Investment Strategy section relating to each Portfolio refers to non-deliverable forwards in less developed countries. Please insert emerging market risk disclosure as appropriate.

Response 7. We have added the requested disclosure.

Comment 8.	The description of each Portfolio’s use of Value at Risk (VaR) states that the Investment Adviser and Sub-Adviser of the Portfolios may use a confidence level of 95% to determine how much a Portfolio may lose under normal market conditions in a 12 month period. Please add disclosure that discusses the potential impact of a large negative hit on the 5% not included in the VaR calculation.

Response 8. We have added explanatory disclosure regarding the VaR calculation.

Comment 9.	The description of the Portfolios’ advisory fees states that a performance adjustment either increases or decreases the base fee for each Portfolio. Please confirm that this is accurate.

       Response 9. Each Portfolio pays a fulcrum fee to the Investment Adviser. While the base fee itself does not change, the performance adjustment either increases or decreases the fee that the Investment Adviser would receive to an amount that is either above or below the base fee.

Comment 10.	With respect to the Portfolios’ investments in contracts for difference (“CFDs”), explain whether a Portfolio is exposed to unlimited risk if it buys a long CFD and the value of the underlying security declines.

       Response 10. As disclosed in the Prospectus and Statement of Additional Information, if a Portfolio invests in a long CFD and the value of the underlying security declines, the Portfolio may be required to make a payment to the seller of the CFD and suffer a loss. While the risk of loss is theoretically equivalent to the total value of the underlying security, the CFD is usually terminated at the buyer’s initiative thus allowing the buyer to limit losses in a declining market.

          As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6982 (tel) or (212) 404.4691 (fax). Thank you.
Best regards,
/s/ Edward Meehan
Edward Meehan